Exhibit 99.1

New Mountain Finance Corporation Announces Financial Results for the Quarter Ended March 31, 2018

Reports Net Investment Income of $0.34 per Weighted Average Share and Net Asset Value of $13.60 per Share

Declares Second Quarter 2018 Distribution of $0.34 per Share

NEW YORK--(BUSINESS WIRE)--May 7, 2018--New Mountain Finance Corporation (NYSE: NMFC) (the "Company", "we", "us" or "our") today announced its financial results for the quarter ended March 31, 2018 and reported first quarter net investment income of $0.34 per weighted average share. At March 31, 2018, net asset value (“NAV”) per share was $13.60, a decrease of $0.03 per share from December 31, 2017. The Company also announced that its board of directors declared a second quarter distribution of $0.34 per share, which will be payable on June 29, 2018 to holders of record as of June 15, 2018.

Selected Financial Highlights
(in thousands, except per share data)	March 31, 2018
Investment Portfolio(1)	$2,003,123
Total Assets	$2,078,419
Total Statutory Debt(2)	$841,048
NAV	$1,033,001

NAV per Share	$13.60
Statutory Debt/Equity	0.81x

Investment Portfolio Composition	March 31, 2018	Percent of Total
First Lien	$738,027	36.9%
Second Lien(1)	799,715	39.9%
Subordinated	67,918	3.4%
Preferred Equity	202,614	10.1%
Investment Fund	102,400	5.1%
Common Equity and Other(3)	92,449	4.6%
Total	$2,003,123	100.0%

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(1)	Includes collateral for securities purchased under collateralized agreements to resell.
(2)	Excludes the Company’s United States (“U.S.”) Small Business Administration (“SBA”)-guaranteed debentures.
(3)	Includes investments held in New Mountain Net Lease Corporation.

We believe that the strength of the Company’s unique investment strategy – which focuses on acyclical “defensive growth” companies that are well researched by New Mountain Capital, L.L.C. (“New Mountain”), a leading alternative investment firm, is underscored by continued stable credit performance. The Company has had only seven portfolio companies, representing approximately $112 million of the cost of all investments made since inception in October 2008, or approximately 2.0% of $5.5 billion, go on non-accrual.

Robert Hamwee, CEO, commented: "The first quarter represented another solid quarter of performance for NMFC. We originated $238 million of investments and maintained a consistent portfolio yield. Credit quality remains strong, and with the establishment of our third Senior Loan Program, we look forward to generating attractive returns for the BDC.”

“As managers and as significant stockholders personally, we are pleased with the completion of another successful quarter,” added Steven B. Klinsky, NMFC Chairman. “We believe New Mountain’s focus on acyclical “defensive growth” industries and on companies that we know well continues to be a successful strategy to preserve asset value.”

Portfolio and Investment Activity1

As of March 31, 2018, the Company’s NAV was approximately $1,033.0 million and its portfolio had a fair value of approximately $2,003.1 million in 90 portfolio companies, with a weighted average YTM at Cost2 of approximately 11.1%. For the three months ended March 31, 2018, the Company made approximately $237.8 million of originations and commitments3. The $237.8 million includes approximately $185.5 million of investments in eight new portfolio companies and approximately $52.3 million of follow-on investments in thirteen portfolio companies held as of December 31, 2017. For the three months ended March 31, 2018, the Company had approximately $3.1 million of sales and cash repayments3 of approximately $84.0 million.

Consolidated Results of Operations

The Company’s total investment income for the three months ended March 31, 2018 and 2017 were approximately $52.9 million and $43.3 million, respectively. For the three months ended March 31, 2018 and 2017, the Company’s total investment income consisted of approximately $32.8 million and $32.3 million in cash interest income from investments, respectively, approximately $1.7 million and $0.9 million in payment-in-kind (“PIK”) and non-cash interest income from investments, prepayment penalties of approximately $1.3 million and $0.1 million, respectively, net amortization of purchase premiums/discounts of approximately $0.9 million and $0.7 million, respectively, cash dividend income of approximately $5.6 million and $5.2 million, respectively, PIK and non-cash dividend income of approximately $6.8 million and $1.5 million, respectively, and approximately $3.8 million and $2.6 million in other income, respectively.

The Company’s total net expenses after income tax expense for the three months ended March 31, 2018 and 2017 were approximately $27.2 million and $19.9 million, respectively. Total net expenses after income tax expense for the three months ended March 31, 2018 and 2017 consisted of approximately $11.3 million and $8.4 million, respectively, of costs associated with the Company’s borrowings and approximately $13.8 million and $9.8 million, respectively, in net management and incentive fees. Since the Company’s initial public offering (“IPO”), the base management fee calculation has deducted the borrowings under the New Mountain Finance SPV Funding, L.L.C. credit facility (the “SLF Credit Facility”). The SLF Credit Facility had historically consisted of primarily lower yielding assets at higher advance rates. As part of an amendment to the Company’s existing credit facilities with Wells Fargo Bank, National Association, the SLF Credit Facility merged with and into the New Mountain Finance Holdings, L.L.C. credit facility (the “Holdings Credit Facility”) on December 18, 2014. Post credit facility merger and to be consistent with the methodology since the IPO, New Mountain Finance Advisers BDC, L.L.C. (the “Investment Adviser”) will continue to waive management fees on the leverage associated with those assets that share the same underlying yield characteristics with investments that were leveraged under the legacy SLF Credit Facility, which as of March 31, 2018 and 2017 totaled approximately $323.3 million and $322.3 million, respectively. For the three months ended March 31, 2018 and 2017, management fees waived were approximately $1.3 million and $1.4 million, respectively. For the three months ended March 31, 2018 and 2017, incentive fees waived were approximately $0 and $1.8 million, respectively. The Investment Adviser cannot recoup management fees and incentive fees that the Investment Advisor has previously waived. The Company’s net direct and indirect professional, administrative, other general and administrative and income tax expenses for the three months ended March 31, 2018 and 2017 were approximately $2.1 million and $1.7 million, respectively.

For the three months ended March 31, 2018 and 2017, the Company recorded approximately $0.2 million and $0.8 million of net realized gains, and $(2.2) million and $5.4 million of net changes in unrealized (depreciation) appreciation of investments and securities purchased under collateralized agreements to resell, respectively. For the three months ended March 31, 2018 and 2017, benefit for taxes was approximately $0.1 million and $0.8 million, respectively, related to differences between the computation of income for United States (“U.S.”) federal income tax purposes as compared to accounting principles generally accepted in the United States (“GAAP”).

Liquidity and Capital Resources

As of March 31, 2018, the Company had cash and cash equivalents of approximately $29.6 million and total statutory debt outstanding of approximately $841.0 million4, which consisted of approximately $355.7 million of the $495.0 million of total availability on the Holdings Credit Facility, $95.0 million of the $150.0 million of total availability on the Company’s senior secured revolving credit facility (the “NMFC Credit Facility”), $155.3 million4 of convertible notes outstanding and $235.0 million of unsecured notes outstanding. Additionally, the Company had $150.0 million of SBA-guaranteed debentures outstanding as of March 31, 2018.

Portfolio and Asset Quality

The Company puts its largest emphasis on risk control and credit performance. On a quarterly basis, or more frequently if deemed necessary, the Company formally rates each portfolio investment on a scale of one to four. Each investment is assigned an initial rating of a “2” under the assumption that the investment is performing materially in-line with expectations. Any investment performing materially below our expectations would be downgraded from the “2” rating to a “3” or a “4” rating, based on the deterioration of the investment. An investment rating of a “4” could be moved to non-accrual status, and the final development could be an actual realization of a loss through a restructuring or impaired sale.

As of March 31, 2018, two portfolio companies had an investment rating of “4”. The Company’s investment in these portfolio companies had an aggregate cost basis of approximately $1.6 million and an aggregate fair value of approximately $0.5 million.

Recent Developments

The Company has had approximately $83.5 million of originations and commitments since the end of the first quarter through May 3, 2018. This was offset by approximately $29.9 million of repayments and $18.2 million of sales during the same period.

On April 12, 2018, the Company’s board of directors, including a ‘‘required majority’’ (as such term is defined in Section 57(o) of the Investment Company Act of 1940, as amended (the “1940 Act”)) approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the Small Business Credit Availability Act (the “SBCA”). As a result, the Company’s asset coverage requirements for senior securities will be changed from 200% to 150%, effective April 12, 2019. On the same day, the board of directors recommended the submission of a proposal for stockholders to approve the application of the 150% minimum asset coverage ratio to the Company at a special meeting of stockholders scheduled to be held on June 8, 2018. If the stockholder proposal is approved by the required votes of the Company’s stockholders at such special meeting of stockholders, the Company would become subject to the 150% minimum asset coverage ratio the day after such stockholder approval instead of April 12, 2019. Changing the asset coverage ratio would permit the Company to double its leverage, which would result in increased leverage risk and increased expenses.

On April 25, 2018, the Company and SkyKnight Income II, LLC ("SkyKnight II") entered into a limited liability company agreement to establish a joint venture, NMFC Senior Loan Program III LLC ("SLP III"). The Company and SkyKnight II have committed to provide $80.0 million and $20.0 million, respectively, of equity to SLP III. The purpose of the joint venture is to invest primarily in senior secured loans issued by portfolio companies within the Company's core industry verticals. All investment decisions must be unanimously approved by the investment committee of SLP III, which has equal representations from the Company and SkyKnight II. On May 2, 2018, SLP III closed its $300.0 million revolving credit facility with Citibank, N.A. which matures on May 2, 2023 and bears interest at a rate of LIBOR plus 1.70% per annum.

On April 27, 2018, the Company exited its investment in American Tire Distributors, Inc. (“ATD”), due to ATD’s reported loss of its largest supplier. As of March 31, 2018, the Company’s investment in ATD had a cost basis of approximately $12.3 million and fair value of approximately $12.8 million. The sale will result in a realized loss of approximately $5.8 million for the quarter ended June 30, 2018.

On May 2, 2018, the Company’s board of directors declared a second quarter 2018 distribution of $0.34 per share payable on June 29, 2018 to holders of record as of June 15, 2018.

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[1]	Includes collateral for securities purchased under collateralized agreements to resell.
[2]	References to “YTM at Cost” assume the accruing investments in our portfolio as of a certain date, the ‘‘Portfolio Date’’, are purchased at cost on that date and held until their respective maturities with no prepayments or losses and are exited at par at maturity. This calculation excludes the impact of existing leverage. YTM at Cost uses the LIBOR curves at each quarter’s respective end date. The actual yield to maturity may be higher or lower due to the future selection of LIBOR contracts by the individual companies in the Company’s portfolio or other factors.
[3]	Excludes revolving credit facilities, payment-in-kind (“PIK”) interest, bridge loans, return of capital and realized gains / losses.
[4]	Includes premium received on additional convertible notes issued in September 2016.

Conference Call

New Mountain Finance Corporation will host a conference call at 10 a.m. Eastern Time on Tuesday, May 8, 2018, to discuss its first quarter 2018 financial results. All interested parties may participate in the conference call by dialing +1 (877) 443-9109 approximately 15 minutes prior to the call. International callers should dial +1 (412) 317-1082. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties through the Company's website, http://ir.newmountainfinance.com. To listen to the live call, please go to the Company's website at least 15 minutes prior to the start of the call to register and download any necessary audio software. Following the call, you may access a replay of the event via audio webcast on our website. We will be utilizing a presentation during the conference call and we have posted the presentation to the investor relations section of our website.

New Mountain Finance Corporation
Consolidated Statements of Assets and Liabilities
(in thousands, except shares and per share data)
(unaudited)

	March 31, 2018	December 31, 2017
Assets
Investments at fair value
Non-controlled/non-affiliated investments (cost of $1,563,275 and $1,438,889, respectively)	$1,583,047	$1,462,182
Non-controlled/affiliated investments (cost of $152,521 and $180,380, respectively)	155,729	178,076
Controlled investments (cost of $229,862 and $171,958, respectively)	239,147	185,402
Total investments at fair value (cost of $1,945,658 and $1,791,227, respectively)	1,977,923	1,825,660
Securities purchased under collateralized agreements to resell (cost of $30,000 and $30,000, respectively)	25,200	25,212
Cash and cash equivalents	29,636	34,936
Interest and dividend receivable	36,767	31,844
Receivable from affiliates	651	343
Other assets	8,242	10,023
Total assets	$2,078,419	$1,928,018

Liabilities
Borrowings
Holdings Credit Facility	$355,663	$312,363
Unsecured Notes	235,000	145,000
Convertible Notes	155,385	155,412
SBA-guaranteed debentures	150,000	150,000
NMFC Credit Facility	95,000	122,500
Deferred financing costs (net of accumulated amortization of $17,885 and $16,578, respectively)	(16,012)	(15,777)
Net borrowings	975,036	869,498
Payable for unsettled securities purchased	29,841	–
Management fee payable	14,435	7,065
Incentive fee payable	13,105	6,671
Interest payable	7,201	5,107
Payable to affiliates	2,076	863
Deferred tax liability	812	894
Other liabilities	2,912	2,945
Total liabilities	1,045,418	893,043
Commitments and contingencies
Net Assets
Preferred stock, par value $0.01 per share, 2,000,000 shares authorized, none issued	–	–
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 75,935,093 and 75,935,093 shares issued and outstanding, respectively	759	759
Paid in capital in excess of par	1,053,468	1,053,468
Accumulated undistributed net investment income	39,083	39,165
Accumulated undistributed net realized losses on investments	(76,475)	(76,681)
Net unrealized appreciation (depreciation) (net of provision for taxes of $812 and $894, respectively)	16,166	18,264
Total net assets	$1,033,001	$1,034,975
Total liabilities and net assets	$2,078,419	$1,928,018

Number of shares outstanding	75,935,093	75,935,093
Net asset value per share	$13.60	$13.63

New Mountain Finance Corporation
Consolidated Statements of Operations
(in thousands, except shares and per share data)
(unaudited)

	Three Months Ended
	March 31, 2018	March 31, 2017
Investment income
From non-controlled/non-affiliated investments:
Interest income	$35,436	$32,876
Dividend income	486	39
Non-cash dividend income	1,324	12
Other income	2,868	2,265
From non-controlled/affiliated investments:
Interest income	102	647
Dividend income	845	1,004
Non-cash dividend income	4,009	644
Other income	302	298
From controlled investments:
Interest income	1,201	475
Dividend income	4,239	4,213
Non-cash dividend income	1,454	821
Other income	623	13
Total investment income	52,889	43,307
Expenses
Incentive fee	6,434	5,408
Management fee	8,692	7,614
Interest and other financing expenses	11,290	8,376
Professional fees	694	850
Administrative expenses	939	708
Other general and administrative expenses	410	466
Total expenses	28,459	23,422
Less: management and incentive fees waived	(1,322)	(3,156)
Less: expenses waived and reimbursed	–	(470)
Net expenses	27,137	19,796
Net investment income before income taxes	25,752	23,511
Income tax expense	16	80
Net investment income	25,736	23,431
Net realized gains (losses):
Non-controlled/non-affiliated investments	206	826
Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	(3,521)	7,979
Non-controlled/affiliated investments	1,809	(296)
Controlled investments	(456)	(1,478)
Securities purchased under collateralized agreements to resell	(12)	(800)
Benefit for taxes	82	755
Net realized and unrealized gains (losses)	(1,892)	6,986
Net increase in net assets resulting from operations	$23,844	$30,417
Basic earnings per share	$0.31	$0.44
Weighted average shares of common stock outstanding-basic	75,935,093	69,718,968
Diluted earnings per share	$0.30	$0.40
Weighted average shares of common stock outstanding-diluted	85,759,220	79,543,095
Distributions declared and paid per share	$0.34	$0.34

ABOUT NEW MOUNTAIN FINANCE CORPORATION

New Mountain Finance Corporation is a closed-end, non-diversified and externally managed investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. The Company’s investment objective is to generate current income and capital appreciation through the sourcing and origination of debt securities at all levels of the capital structure, including first and second lien debt, notes, bonds and mezzanine securities. The Company’s first lien debt may include traditional first lien senior secured loans or unitranche loans. Unitranche loans combine characteristics of traditional first lien senior secured loans as well as second lien and subordinated loans. Unitranche loans will expose the Company to the risks associated with second lien and subordinated loans to the extent it invests in the “last out” tranche. In some cases, the investments may also include small equity interests. The Company’s investment activities are managed by its Investment Adviser, New Mountain Finance Advisers BDC, L.L.C., which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. More information about New Mountain Finance Corporation can be found on the Company’s website at http://www.newmountainfinance.com.

ABOUT NEW MOUNTAIN CAPITAL

New Mountain Capital is a New York based investment firm focused on long-term business-building and growth investments. The firm currently manages private equity, public equity, and credit funds with over $20 billion in assets under management. New Mountain seeks out what it believes to be the highest quality growth leaders in carefully selected industry sectors and then works intensively with management to build the value of these companies. For more information on New Mountain Capital, please visit http://www.newmountaincapital.com.

FORWARD-LOOKING STATEMENTS

Statements included herein may contain “forward-looking statements”, which relate to our future operations, future performance or our financial condition. Forward-looking statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those described from time to time in our filings with the Securities and Exchange Commission or factors that are beyond our control. New Mountain Finance Corporation undertakes no obligation to publicly update or revise any forward-looking statements made herein. All forward-looking statements speak only as of the time of this press release.

CONTACT:
New Mountain Finance Corporation
Investor Relations
Shiraz Y. Kajee, Authorized Representative
NMFCIR@newmountaincapital.com
(212) 220-3505